Issuer Free Writing Prospectus dated September 15, 2010
Filed Pursuant to Rule 433
Registration No. 333-164414
ENERGY TRANSFER EQUITY, L.P.
7.500% Senior Notes due 2020
Pricing Term Sheet

Issuer:	Energy Transfer Equity, L.P.

Security Type:	Senior Unsecured Notes

Issue Ratings (Moody’s / S&P / Fitch):	Ba2 / BB- / BB*

Minimum Denomination:	$2,000

Pricing Date:	September 15, 2010

Settlement Date:	September 20, 2010

Maturity Date:	October 15, 2020

Principal Amount:	$1,800,000,000

Benchmark:	2.625% due August 15, 2020

Spread to Benchmark:	+ 488 bps

Yield to Maturity:	7.500%

Coupon:	7.500%

Public Offering Price:	100.000%

Gross Spread:	1.5104%

Net Proceeds to Issuer (before expenses):	$1,772,812,500

Optional Redemption:	Make whole call: T + 50 bps

Interest Payment Dates:	April 15 and October 15, beginning April 15, 2011

Interest Record Dates:	April 1 and October 1

CUSIP / ISIN:	29273V AC4 / US29273VAC46

Joint Bookrunning Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC Banc of America Securities LLC Citigroup Global Markets Inc. UBS Securities LLC

Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.
Use of Proceeds
We anticipate using the net proceeds from this offering of approximately $1.77 billion to repay all of the $142.1 million of indebtedness outstanding under our existing revolving credit facility and to repay in full all of the $1.45 billion of indebtedness outstanding under our term loan facility. In addition, we anticipate using approximately $168.6 million of the net proceeds of this offering to fund the estimated cost to terminate interest rate swap agreements relating to these outstanding borrowings and the remaining amount of the net proceeds of this offering for general partnership purposes.
The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037, Morgan Stanley & Co. Incorporated at (866) 718-1649 or prospectus@morganstanley.com, Wells Fargo Securities, LLC at (704) 715-7035, Banc of America Securities LLC at (800) 294-1322 or dg.prospectus_requests@baml.com, Citigroup Global Markets Inc. at (800) 831-9146 or batprospectusdept@citi.com and UBS Securities LLC at (888) 827-7275.